EXHIBIT 12.2

Computation of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth HomeBanc Corp.’s consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown:

	For the Six Months Ended June 30,
	2006	2005
	(Dollars in thousands)
Fixed Charges
Interest expense	$137,920	$71,047
Capitalized interest expense	676	—
Rental expense interest(1)	2,082	1,884
Total	140,678	72,931
Preferred Stock Dividends	1,986	—
Total Fixed Charges and Preferred Stock Dividends	$142,664	$72,931

Earnings
Pre-tax income	$34	$(16,372)
Income from equity investees	(402)	(514)
Fixed charges	140,678	72,931
Amortization of capitalized interest	—	—
Minority interest	94	125
Total	$140,404	$56,170
Ratio	0.98	0.77
Deficiency	$2,260	$16,761

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(1)	Those portions of rent expense that are representative of interest cost.